July 10, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller, Senior Attorney
Division of Corporate Finance

Re:	DexCom, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 000-51222

Dear Mr. Buchmiller,

On behalf of DexCom, Inc. (“DexCom” or the “Company”), I am providing this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated June 25, 2009 (“Letter”). The numbered paragraphs below correspond to the numbered comments in your Letter; your comments are presented in bold italics.

Item 1.	Business, page 1

1.	In your future filings, please describe the differences between your latest generation of products compared to prior versions. For example, it is not clear from your current disclosure what the differences are between the SEVEN and SEVEN PLUS products.

DexCom will revise its disclosure about the differences between the SEVEN and SEVEN PLUS products in future filings as follows:

There are various differences between the SEVEN and the SEVEN PLUS. As compared to the SEVEN, the SEVEN PLUS incorporates additional user interface and algorithm enhancements that are intended to make its glucose monitoring function more accurate and customizable.

2.	We note that your systems rely on a sensor that is inserted by the patient for a period of multiple days. Please disclose whether there are any risks of infection, discomfort or other complications that may arise from the insertion of the sensor for a multiple day period. Also, please describe why the usability of the sensor is currently limited to a seven day period.

DexCom will revise its disclosure about the risks of infection, discomfort or other complications that may arise from the insertion of the sensor for a multiple day period in its future filings as follows:

Skin irritation may occur under the adhesive dressing of the sensor. Inflammation or redness, swelling, minor infection, and minor bleeding at the sensor insertion site are possible risks with a patient’s use of the device.

The usability of the sensor is limited to a seven day period because the FDA has approved the SEVEN PLUS for continuous use of up to seven days.

3.	We note your disclosure that your products are not reimbursed by virtue of a “national coverage decision by Medicare.” In your future filings, please provide more detail regarding this decision so that your investors will better understand the nature, duration and effect of this decision on the sales and reimbursement efforts relating to your products.

DexCom will revise its disclosure about Medicare reimbursement in future filings as follows:

As a medical device company, reimbursement from Medicare and private third-party healthcare payors is an important element of our success. On November 2, 2007, the Centers for Medicare and Medicaid, or CMS, released its 2008 Alpha-Numeric HCPCS File, which included three separate codes applicable to each of the three components of our continuous glucose monitoring systems, and HCPCS codes for continuous glucose monitoring became effective on January 1, 2008. HCPCS codes are billing codes used by Medicare and private third-party payors, but do not represent a reimbursement coverage decision by CMS and, to date, our approved products are not reimbursed by virtue of a national coverage decision by Medicare. It is not known when, if ever, Medicare will adopt a national coverage decision with respect to continuous glucose monitoring devices. Until any such coverage decision is adopted by Medicare, reimbursement of our products will generally be limited to those patients covered by third-party payors that have adopted coverage policies for continuous glucose monitoring devices.

4.	We note your disclosure that a “number of” private third-party payors have issued coverage policies for continuous glucose monitoring devices. In your future filings, as applicable, please revise your disclosure to explain in greater detail the extent of third party payor coverage for this category.

DexCom will revise its disclosure about the extent of third-party payor coverage in future filings as follows:

As of July 2009, the seven largest private third-party payors, in terms of the number of covered lives, have issued coverage policies for the category of continuous glucose monitoring devices. In addition, we have negotiated contracted rates with five of those third-party payors for the purchase of our products by their members.

Sales and Marketing, page 11

5.	We note your disclosure on page 26 that you currently employ a small direct sales force to market your products in the United States. We also note your subsequent disclosure on page 26 that you have contracted with third party distributors to market and sell your products in the United States and in portions of Europe. In your future filings, as applicable, please revise your sales and marketing disclosure to clarify the scope of the sales and marketing efforts conducted by your direct sales organization as well as the efforts of your third party distributors.

In future filings, DexCom will add the following disclosure about the scope of its sales and marketing efforts conducted by its direct sales organization as well as by its third-party distributors:

In the United States, our sales force calls directly on healthcare providers and patients throughout the country to initiate sales of our products. Our U.S. distribution partnerships are focused on accessing underrepresented regions and, in some instances, regional third-party payors that contract exclusively with distributors. Our European distribution partners call directly on healthcare providers to market and sell our products in Europe.

Manufacturing, page 13

6.	We note your risk factor on page 27 that you have experienced periods of backorder and, at times, have had to limit the efforts of your sales force. In your future filings, as applicable, please revise to disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of your backlog. Please refer to Item 101(c)(1)(viii) of Regulation S-K. Alternatively, please provide us with an explanation for why the disclosure required by subclause (viii) would not provide material information to your investors.

DexCom does not currently have any backlog orders believed to be firm. If, in the future, DexCom experiences periods of backorders, then, as applicable, DexCom will disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog.

FDA Regulation, page 17

7.	In your future filings, as applicable, please revise your disclosure to indicate the device classification or classifications of your products.

DexCom will revise its disclosure about the device classification of its products in future filings as follows:

Our SEVEN and SEVEN PLUS systems are classified as PMA medical devices. Our in-hospital glucose monitoring device under development has not yet been classified by the FDA.

Item 9A.	Controls and Procedures, page 63

8.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer believe that [your] controls and procedures are effective to ensure that [you] are able to collect, record, process, summarize and disclose the information [you] are required to disclose in the reports [you] file with the SEC within the required time periods.” In your future filings, please expand your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to the definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e).

DexCom will expand its future disclosure to clarify, if true, that our officers also concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Item 11.	Executive Compensation, page 65

9.	We refer to your disclosure under the caption “Stock Option and Equity Incentive Programs” on page 28 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the 2008 stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

DexCom will expand its future executive compensation disclosure to discuss and analyze how future stock option grants are determined, particularly with respect to our named executive officers. Such discussion will include how our Compensation Committee made its stock option grant determinations with respect to our named executive officers, and will also address how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to our named executive officers, and how and why, if applicable, those awards varied among the named executive officers.

Exhibits

10.	We note your disclosure on pages 56 and F-10 that you entered into a distribution agreement with Edgepark in 2008 and that 12% of your 2008 total revenue derived from sales through Edgepark distribution. As it appears Item 601(b)(10 of Regulation S-K would require you to file this agreement as an exhibit, please file the agreement or provide us with a detailed legal analysis explaining why such a filing is not required.

DexCom plans to file the Distribution Agreement with Edgepark with its next quarterly report filed on Form 10-Q.

11.	We note your disclosure on pages 14 and 28 that you have contracts with and are “dependent” upon several sole source suppliers who manufacture and/or supply parts for your receivers, transmitters and other products. As it appears Item 601(b)(10) of Regulation S-K would require you to file your agreements with these suppliers as exhibits, please file these agreements or provide us with a detailed legal analysis explaining why such filings are not required.

DexCom has previously filed as exhibits agreements with AMI Semiconductor (“AMI”) (Exhibit 10.07 to DexCom’s annual report on Form 10-K, and filed on April 5, 2005 as Exhibit 10.10 to DexCom’s Form S-1/A) and Polymer Technology Group (“PTG”) (Exhibit 10.16 to DexCom’s annual report on Form 10-K, and filed on May 8, 2008 as Exhibit 10.28 to DexCom’s quarterly report on Form 10-Q), each of which provide certain supplies to DexCom on a sole source basis. Although DexCom obtains other supplies and services from vendors on a sole source basis, aside from the supplies obtained from AMI and PTG, each sole source supplier may be readily replaced, and we therefore do not deem relationships with vendors other than AMI and PTG to be material arrangements.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions or comments at (858) 875-5369, or in my absence, Steven Pacelli, DexCom’s Chief Administrative Officer, at (858) 200-0255.

Sincerely,

/s/ John Lister
John Lister
Vice President of Legal Affairs